UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8F

    Application for Deregistration of Certain Registered Investment Companies


I.    GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above):

      [x]  Merger
      [ ]  Liquidation
      [ ]  Abandonment of Registration
           (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
       [ ] Election  of status as a  Business  Development  Company  (Note:
           Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.    Name of fund:  Managed High Yield Fund Inc.

3.    Securities and Exchange Commission File No.: 811-7804

4.    Is this an initial Form N-8F or an  amendment  to a previously  filed Form
      N-8F?

      [x]   Initial Application     [  ]  Amendment

5. Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

      51 West 52nd Street
      New York, New York 10019-6114

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

      Dianne E. O'Donnell
      1285 Avenue of the Americas
      New York, New York 10019-6028
      (212) 713-2712


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7.    Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

      Mitchell Hutchins Asset Management Inc.
      51 West 52nd Street
      New York, New York 10019-6114
      (212) 882-5000

      NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.    Classification of fund (check only one):

            [x]   Management company;
            [ ]   Unit investment trust; or
            [ ]   Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

            [ ]  Open-end          [x]   Closed-end

10. State law under which the fund was organized or formed (E.G., Delaware or Massachusetts):

      The fund was organized as a Maryland corporation.

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

      Mitchell Hutchins Asset Management Inc., the fund's investment adviser from the fund's inception until the fund's reorganization into Managed High Yield Plus Fund Inc., is located at 51 West 52nd Street, New York, New York 10019-6114.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those principal underwriters have been terminated:

      PaineWebber Incorporated, the fund's principal underwriter from the fund's inception until the fund's reorganization into Managed High Yield Plus Fund Inc., is located at 1285 Avenue of the Americas, New York, New York 10019.



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13.   If the fund is a unit investment trust ("UIT") provide:
      (a)   Depositor's name(s) and address(es):
      (b)   Trustee's name(s) and address(es):

      Not applicable.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g. an insurance company separate account)?

      [  ]  Yes         [x]  No

      If Yes, for each UIT state:
      Name(s):
      File No.: 811-
      Business Address:

15.   (a)   Did  the  fund  obtain   approval  from   the  board  of   directors
            concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [x]  Yes    [  ]  No

            If Yes, state the date on which the board vote took place: December 17, 1999.

            If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [x]  Yes    [  ]  No

            If Yes, state the date on which the shareholder vote took place: May 22, 2000.

            If No, explain:


II.   DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

            [x]  Yes    [  ]  No

      (a)   If Yes, list the date(s) on which the fund made those distributions:
            June 2, 2000.



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      (b)   Were the distributions made on the basis of net assets?

            [x]  Yes    [  ]  No

      (c)   Were the distributions made PRO RATA based on share ownership?

            [x]  Yes    [  ]  No

      (d) If No to (b) or (c) above, describe the method of distribution to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated.

            Not applicable.

      (e)   LIQUIDATION ONLY:

            Were any distributions to shareholders made in kind?

            [  ]  Yes   [  ]  No

            If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

            Not applicable.

17.   CLOSED-END FUNDS ONLY:
      Has the fund issued senior securities?

            [  ]  Yes   [x]  No

      If  Yes,   describe   the  method  of   calculating   payments  to  senior
      securityholders and distributions to other shareholders:

18.   Has the fund distributed ALL of its assets to the fund's shareholders?

      [x]  Yes    [  ]  No

      If No,
      (a) How many shareholders does the fund have as of the date this form is filed?
      (b)   Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

            [  ]  Yes   [x]  No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:



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III.  ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

            [  ] Yes    [x] No

      If Yes,
      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

      (b)   Why has the fund retained the remaining assets?
      (c)   Will the remaining assets be invested in securities?

            [  ] Yes          [  ] No

21.   Does  the  fund  have  any  outstanding   debts  (other  than  face-amount
      certificates if the fund is a face-amount certificate company) or any other liabilities?

            [  ] Yes          [x] No

      If Yes,
      (a)   Describe the type and amount of each debt or other liability:
      (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.   INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.   (a)   List the  expenses  incurred  in  connection  with the Merger or
            Liquidation:

            (i)   Legal expenses:                               $156,876
                                                            ------------------
            (ii)  Accounting expenses:                             4,000
                                                            ------------------
            (iii) Other expenses (list and identify separately):
                        Printing:                                 18,099
                                                            ------------------
                        Proxy Solicitation                        11,448
                                                            ------------------
                        Proxy Mailing                                355
                                                            ------------------
                        Listing Fees                              23,222
                                                            ------------------
            (iv)  Total expenses (sum of lines (i)-(iii) above):
                                                                $214,000
                                                            ------------------

      (b)   How were those expenses allocated?

            The expenses were allocated to the fund.

      (c)   Who paid those expenses?

            The fund paid those expenses.



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      (d)   How did the fund pay for unamortized expenses (if any)?

            Not applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

            [  ] Yes          [x] No

      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    CONCLUSION OF FUND BUSINESS

24.   Is the fund a party to any litigation or administrative proceeding?

            [  ] Yes          [x] No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

            [  ] Yes          [x] No

      If Yes, describe the nature and extent of those activities:

VI.   MERGERS ONLY

26.   (a)  State the name of the fund  surviving  the Merger: Managed High Yield
           Plus Fund Inc., a Maryland corporation.

      (b) State the Investment Company Act file number of the fund surviving the Merger: File No. 811-08765.

      (c) If the merger or reorganization agreement has been filed with the Commission, state the number(s), form type used and date the agreement was filed: Appendix A to Proxy Statement/Prospectus, File No. 333-30638, 497, filed on April 4, 2000.

      (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.



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                                  VERIFICATION

      The  undersigned   states  that  (i)  she  has  executed  this  Form  N-8F
application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Managed High Yield Fund Inc., (ii) she is the Vice President and Secretary of Managed High Yield Fund Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

                                                /s/ Dianne E. O'Donnell
                                                ------------------------------
                                                Dianne E. O'Donnell
                                                Vice President and Secretary
                                                Managed High Yield Fund Inc.

























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